BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice 1155/2022 - SLS, dated 10.25.2022 (“Notice”), hereby clarifies the request sent by B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

For a better understanding and in line with the guidelines issued by B3, the Notice is transcribed below:

“Dear Sir,

"In view of the latest fluctuations registered in relation to the shares issued by this company, the number of trades and the amount traded, as shown below, we request to be informed, by 10/26/2022, if there is any fact that you are aware of that may justify it.”

ON Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Fluct. %	Nº neg.	Amount	Volume (R$)
10/11/2022	14.40	14.23	14.85	14.42	14.33	-1.51	21,479	8,084,600	116,585,465.00
10/13/2022	14.05	13.86	14.54	14.29	14.35	0.13	19,941	7,790,700	111,304,398.00
10/14/2022	14.44	13.82	14.50	14.04	13.84	-3.55	14,212	6,702,700	94,110,892.00
10/17/2022	13.89	13.76	14.42	14.17	14.19	2.52	12,619	5,651,700	80,085,494.00
10/18/2022	14.40	14.27	14.72	14.56	14.71	3.66	18,462	8,966,800	130,539,828.00
10/19/2022	14.66	14.54	15.17	14.94	15.11	2.71	23,253	10,395,800	155,272,802.00
10/20/2022	15.25	14.72	15.62	15.03	14.88	-1.52	26,053	10,528,900	158,270,020.00
10/21/2022	14.83	14.63	15.09	14.91	14.94	0.40	21,996	8,219,600	122,559,410.00
10/24/2022	14.84	13.73	14.90	14.13	13.79	-7.69	31,485	15,680,100	221,522,741.00
10/25/2022*	13.57	12.32	13.57	12.64	12.54	-9.06	37,774	28,626,100	361,837,634.00

* Updated until 13h53.”

In this regard, the Company clarifies that it is not aware of any fact or non-public information that could justify the fluctuations in the quotation and in the trading volume of its shares, as mentioned in the Notice.

The Company reiterates its commitment to, under the terms of the applicable regulation, maintain its shareholders and the market in general duly informed of any relevant act or fact related to its business.

São Paulo, October 25, 2022.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.